EXHIBIT 99.3
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

BRIGHT STATION PLC

2)   Name of shareholder having a major interest

PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT - 8,941,400
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PPL ACCOUNT - 1,545,500

5)   Number of shares/amount of stock acquired

500,000 ORDINARY SHARES - ACCOUNT NOT DISCLOSED

6)   Percentage of issued class

0.29%

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

12 JANUARY 2001

11)  Date company informed

15 JANUARY 2001

12)  Total holding following this notification

18,081,406 ORDINARY SHARES IN THE FOLLOWING ACCOUNTS:

CHASE NOMINEES LTD - 140,000
CLYDESDALE BANK NOMINEES LTD MGC ACCOUNT - 3,631,000
CLYDESDALE BANK NOMINEES LTD MGT ACCOUNT - 7,800

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M&G (LOMBARD STREET) NOMINEES ACCOUNT 700475 - 2,023,500
M&G INNOVATOR FUND - 1,271,206
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT - 8,941,400
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PPL ACCOUNT - 1,545,500
RBSTB NOMINEES LTD - 500,000
SCOTTISH AMICABLE MANAGED INDEX TRUST - 21,000

13)  Total percentage holding of issued class following this notification

10.48%

14)  Any additional information

THIS NOTIFICATION INCLUDES NON-MATERIAL INTERESTS IN ADDITION TO THE FOLLOWING MATERIAL INTERESTS WHICH HAVE BEEN PREVIOUSLY DISCLOSED:

PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT - 8,941,400
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PPL ACCOUNT - 1,545,500

15)  Name of contact and telephone number for queries

CAROLINE WEBB - 020 7925 7676

16) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL

     Date of notification  17 JANUARY 2001